NF Investment Corp.

520 Madison Avenue, 38th Floor

New York, NY 10022

(212) 813-4900

March 14, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of Disclosure Filed in the Annual Report on Form 10-K Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that NF Investment Corp. has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the Securities Exchange Commission on March 14, 2014.

Respectably submitted,

NF Investment Corp.

By:	/s/ Ian J. Sandler
Name:	Ian J. Sandler
Title:	Chief Operating Officer and General Counsel